UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549-1004
                                  FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 1997
                          -----------------

                 OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-10665
                       --------



                        THE GMAC MORTGAGE CORPORATION
                            SAVINGS INCENTIVE PLAN
                     -----------------------------------
                           (Full title of the plan)


                          General Motors Corporation
             100 Renaissance Center, Detroit, Michigan 48265-1000
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                  the plan and the address of its principal
                              executive offices)



Registrant's telephone number, including area code (313) 556-5000

       Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:



                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                100 Renaissance Center
                                                Detroit, Michigan 48265-1000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     -----------------------------------------------

                                                                     Page No.
                                                                     --------
     The GMAC Mortgage Corporation Savings Incentive Plan:
         Independent Auditors' Report ............................      3
         Statements of Net Assets Available for Benefits,
           December 31, 1997 and 1996 ............................      4
         Statements of Changes in Net Assets Available for
           Benefits for the Years Ended December 31, 1997 and 1996      5
         Notes to Financial Statements ...........................      6
         Supplemental Schedules:
           Supplemental schedules at December 31, 1997
             and for the year then ended...........................     15
           Item 27a-Schedule of Assets Held for Investment
             Purposes, December 31, 1997..........................      21
           Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1997.........................      23


(b)  EXHIBIT
     -------

     Exhibit 23 - Consent of Independent Auditors ................     24



SIGNATURE


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               THE GMAC MORTGAGE CORPORATION
                                               SAVINGS INCENTIVE PLAN
                                               -----------------------------
                                                (Name of Plan)



Date     June 23, 1998                By
         -------------
                                               /s/Dennis W. Sheehan
                                               -----------------------------
                                               (Dennis W. Sheehan,
                                                Managing Director and
                                                Chief Financial Officer,
                                                GMAC Mortgage Group, Inc.)

INDEPENDENT AUDITORS' REPORT
----------------------------

The GMAC Mortgage Corporation Savings Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") at December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1997 financial statements taken as a whole.


/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Detroit, Michigan
May 29, 1998

             THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, DECEMBER 31, 1997 and 1996.


                                            1997            1996
                                         -----------   -----------
Investments (Notes 2 and 7):
  Fidelity Managed Income Fund          $17,561,281   $ 18,548,685
  Fidelity Growth & Income Fund          26,091,988     17,235,628
  Fidelity Overseas Fund                  2,070,312      1,093,892
  Fidelity Asset Manager Fund             8,358,365      6,263,167
  Fidelity Magellan Fund                 10,840,157      6,953,652
  Fidelity Retirement Government Money
    Market Fund                           3,025,022      2,060,612
  Fidelity Contrafund                    10,051,039      6,035,788
  Fidelity Ginnie Mae Fund                1,075,610        466,590
  CoreStates Financial Corp.
    Common Stock                          1,828,832      1,282,257
  General Motors Unitized Stock Fund     21,738,980     17,399,038
  Fidelity Small Cap Stock Fund           1,074,633             -
  Fidelity OTC Portfolio                    962,804             -
  Fidelity Puritan                          602,710             -
  Fidelity Freedom Income Fund                5,339             -
  Fidelity Freedom 2000                      30,584             -
  Fidelity Freedom 2010                     147,950             -
  Fidelity Freedom 2020                     255,749             -
  Fidelity Freedom 2030                     326,766             -
  Raytheon Class A Stock Fund             1,119,985             -
Loans Receivable (Note 8)                 3,661,406      3,037,001
                                         ----------     ----------
TOTAL INVESTMENTS                      $110,829,512     80,376,310
Dividends Receivable                        $11,359         11,618
                                         ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS      $110,840,871    $80,387,928
                                         ==========     ==========


See Notes to Financial Statements.

             THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR
                ENDED DECEMBER 31, 1997 and 1996.

                                             1997         1996

                                          -----------  -----------
Interest and dividends (Note 2)            $5,966,572 $  4,223,286
                                          -----------  -----------
Net appreciation in the fair
   value of investments(Note 2)            10,696,223    4,023,071
                                          -----------  -----------
Contributions (Note 3):
   Employee                                 9,614,224    6,304,630
   Employer                                 4,864,570    3,573,767
                                          -----------  -----------
Total contributions                        14,478,794    9,878,397
                                          -----------  -----------
Distributions to participants (Note 5)     (4,858,024)  (3,599,915)
                                          -----------  -----------
Rollovers (Note 1)                          4,169,378    1,817,332
                                          -----------  -----------
Increase in net assets available
   for benefits during the year            30,452,943   16,342,171
Net assets available for benefits
   at beginning of year                    80,387,928   64,045,757
                                          -----------  -----------
Net assets available for benefits
   at end of year                        $110,840,871 $ 80,387,928
                                          ===========  ===========

See Notes to Financial Statements.


THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

1.  INFORMATION CONCERNING THE PLAN

      The GMAC Mortgage Corporation Savings Incentive Plan (the "Plan") was adopted by action of the Board of Directors of GMAC Mortgage Corporation (the "Company") on April 30, 1986. The Plan was amended and completely restated effective January 1, 1994, primarily to clarify existing plan features and to effect administrative changes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

      The Plan is a defined contribution plan with a cash or deferred arrangement for Employees of the Company, its participating subsidiaries and any related entities electing to adopt the Plan. The employees may elect to participate and must meet certain eligibility requirements. Subsidiaries or related entities participating in the Plan include:

         GMAC Mortgage Corporation
         Residential Funding Corporation
         GMAC Commercial Mortgage Corporation

      On October 1, 1996, GMAC Commercial Mortgage Corporation acquired the Hanford Healy Companies ("Hanford Healy"). Former employees of Hanford Healy were given the opportunity to rollover funds into the Plan. They are vested in accordance with the Plan's vesting schedule and their original dates of hire.

      On December 17, 1997, GM spun off their Hughes division and merged it with Raytheon. Raytheon Class A shares were issued to holders of GM stock. The plan contains GM shares in the GM Unitized Fund. The spin off reduced the value of the GM stock by about $1.4 million and created the Raytheon Unitized Stock Fund. For each share of GM Unitized Stock, participants received .06377 shares of Raytheon Unitized Stock. The Raytheon Common Stock Fund will be eliminated in 5 years. No additional shares may be purchased. All dividends paid and any assets remaining in the fund in 5 years will be transferred to the Retirement Government Money Market Fund.

      The Plan is sponsored and administered by the Company. At December 31, 1997 and 1996, all assets were held in trust at Fidelity Management Trust Company, Inc.

      A general description of the Plan provisions is incorporated in the notes which follow. A Summary Plan Description, providing a more extensive description of Plan provisions, has been published and is available to participants in the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The financial statements of the plan are prepared on the accrual method of
      accounting.   The  significant   accounting   policies   followed  in  the
      preparation of the accompanying financial statements are as follows:

      . Investment transactions are recorded on the trade date and investment balances are stated at fair value. Assets are invested in common stocks, mutual funds and pooled separate accounts are carried at quoted market price.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      . Net appreciation in fair value of investments are computed based on the fair value of investments at the beginning of the Plan year.

      . Dividends and interest are included in income when earned based on the term of the investments and the periods during which the investments are owned by the Plan.

      . Balances in the loan fund are carried at the principal balance outstanding.

      .  Distributions are recorded when paid.

      . The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.    CONTRIBUTIONS TO THE PLAN

      Annual additions to an Employee's account are subject to certain limitations imposed by the Plan. Employees may elect to contribute to the Plan on a pre-tax basis, in even multiples of 1% of base compensation, up to 9% of compensation through June 30, 1997 (subject to a limit of $9,500 for the years ended December 31, 1997 and 1996). On May 8, 1997, the Pension Committee approved increasing the contribution level from the current 9% to 12%, effective July 1, 1997. The Employee contribution limitation is adjusted annually for cost of living increases to the extent permitted by the Internal Revenue Code of 1986, as amended (the "Code"). The Company will match an Employee's contribution in cash up to 6% of compensation to an annual limit of $3,000. Based on the Employee's election, employee contributions can be directed to any of several investment funds or options (see Note 7). Employees may elect to change contribution elections daily.

      For 1997 and 1996, participants may change allocations among funds in 1% increments daily. In addition, participants may elect to transfer, in 1% increments, balances from one or more investment funds or options to another on a daily basis, with fund allocations.

4.    VESTING

      Two pre-tax basis accounts are maintained for each participating Employee. The Salary Reduction Account consists of a participant's contributions and is fully vested. The Matching Account consists of the Company's contributions. A participant's Matching Account accrued balance is 20% after one year of credited service and increases 20% per year thereafter until fully vested.

      While the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination of the Plan, each participant's Matching Account becomes fully vested to the extent of the amount in the participant's Matching Account.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

5.    DISTRIBUTIONS

      Participants may withdraw their vested assets at any time after termination of employment. Prior to termination of employment, the assets may only be withdrawn because of disability or financial hardship. Participants may elect to receive their withdrawal in either a lump-sum payment, by purchase of various annuities or over various periods of time. Participants may also elect a distribution of shares of stock to the extent shares have been credited to their account. Participants also have the option of borrowing against their vested balances in an amount up to 50% of the participant's accrued vested benefit as determined on the valuation date, or $50,000, whichever is less (see Note 8).

6.    FORFEITURES

      Participant   forfeitures  are  utilized  to  reduce  subsequent   Company
      contributions.   Upon   termination,   the   nonvested   portion   of  the
      participant's Matching Account is forfeited.

7.    INVESTMENT FUNDS OR OPTIONS

      Participants can direct the Plan Trustee to make investments of Employee contributions in the Investment Options described below:

      Fidelity Managed Income Fund - The fund seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality, short- and long-term investment contracts issued by insurance companies, banks and other approved financial institutions.

      Fidelity Growth & Income Fund - The fund seeks long-term capital growth, current income, and growth of income consistent with reasonable investment risk. It invests in common stocks, securities convertible into common stocks, preferred stocks and fixed income securities.

      Fidelity Overseas Fund - The fund seeks long term capital growth primarily through investments in foreign securities. Investments may include common stock, securities convertible to common stock and debt instruments. Due to currency fluctuations and the political and economic uncertainties associated with foreign investments, the risks and potential rewards relating to this fund are greater than funds which purchase U.S. investments.

      Fidelity Asset Manager Fund - The fund seeks a high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term instruments.

      Fidelity Magellan Fund - The fund seeks long-term capital appreciation by investing in stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic and multinational companies.

      Fidelity Retirement Government Money Market Fund - The fund seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or
      instrumentalities,   and  in   repurchase   agreements   secured   by  the
      obligations.


                                    - 8 -
THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      Fidelity Contrafund - The fund seeks long-term capital appreciation by investing mainly in the securities of companies believed to be out of favor or undervalued. The fund invests in common stocks and securities convertible into common stock, but it may purchase other securities that may produce capital appreciation.

      Fidelity Ginnie Mae Fund - The fund seeks a high level of current income by investing primarily in Government National Mortgage Association (Ginnie
      Mae) securities and other securities that are guaranteed by the full faith and credit of the U.S. Government and private issuers. Assets not invested in Ginnie Maes may be invested in any type of U.S. or foreign debt or other income producing investments.

      CoreStates Financial Corp. Common Stock option is the residual of the former Colonial Companies Savings Incentive Plan (which became the Plan in
      1986). Activity is limited to the reinvestment of earnings and participant distributions.

      General Motors Unitized Stock Fund - The objective is to provide a General Motors Stock investment option that can be traded and accessed with the same frequency and timeliness as a Fidelity mutual fund. This fund is primarily comprised of GM Common Stock and a small percentage of cash and/or other liquid investments (usually 1-3%). The availability of the cash makes it possible to trade shares of GM Common Stock without waiting the mandatory five day settlement period.

      During 1997 and 1996, contributions to each participant's Matching Account are invested in the GM Unitized Stock Fund.

      Beginning January 1, 1997, participants could also direct the Plan Trustee to make investments of employee contributions in the Investment Options described below:

      Fidelity Small Cap Stock Fund - The fund seeks capital appreciation by investing mainly in equity securities of companies with small market capitalizations believed to be undervalued compared to others in their industry. The fund may also invest in all types of equity securities and may invest a portion of its assets in the stock of companies with larger capitalizations.

      Fidelity OTC Portfolio - The fund seeks capital appreciation by investing mainly in equity securities traded on the over-the-counter market.

      Fidelity Puritan Fund - The fund seeks high income with preservation of capital and the potential for growth of capital. It invests in a broadly diversified portfolio of high-yielding equity and debt securities.

      Beginning July 1, 1997, participants could also direct the Plan Trustee to make investments of Employee contributions in the Investment Option described below:

      Fidelity Freedom Funds - These funds provide investment diversity based on the projected years to retirement. A participant can choose the fund tailored to their retirement specification. These funds eliminate the need for the investor to determine the asset allocation. Five Fidelity Freedom Funds are included in the plan. Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, and Fidelity Freedom 2030 Fund.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      Raytheon Stock Fund - Effective December 17, 1997, GM spun-off the defense electronics business of Hughes Electronics, a GM subsidiary (Hughes Defense), to holders of $1-2/3 par and Class H common stock, which was immediately followed by the merger of Hughes Defense with Raytheon Company. In connection with the above transaction, Raytheon Class A common stock was distributed to holders of GM $1-2/3 par value and Class H common stocks. Plan participants holding Class H Common Stock Fund units were allocated approximately .81 units of Raytheon Class A units for each unit of GM Class H held. Plan participants holding GM $1-2/3 par value Common Stock Fund units were allocated approximately .08 units of Raytheon Class A units for each unit of GM $1-2/3 held. The determination of the allocation ration for units was based on the number of units held in the Plan. Such exchange was recorded as a stock dividend and totaled approximately $314 million of which $172 million and $142 million were distributed to $1-2/3 par value common stockholders and Class H common stockholders, respectively.

      This exchange required the addition of Raytheon Common Stock Fund which will remain as an investment option through December 31, 2002; however, no further contributions or exchanges from any other investment options into the Raytheon Common Stock Fund will be permitted during that time. Dividends, if any, paid on Raytheon Class A Common Stock held will be invested in an income fund investment option prior to allocation to participant's accounts.

      Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all assets of this fund. The value of each participant's account is determined each business day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of the Raytheon Class A Common Stock, the amount of any dividends paid thereon, and any interest earned on short-term investments held by the fund.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      The number of participants in each Investment Fund or Option as of December 31, 1997 and 1996 is shown below. The sum of participation by Investment Fund or Option is greater than the total number of Plan participants because participation is allowed in more than one fund or option.

      Option                                             1997        1996
      ------                                             ----        ----

      Fidelity Managed Income Fund                     1,391       1,447
      Fidelity Growth & Income Fund                    2,551       1,912
      Fidelity Overseas Fund                             706         373
      Fidelity Asset Manager Fund                      1,192       1,052
      Fidelity Magellan Fund                           1,772       1,277
      Fidelity Retirement Government Money Market Fund   687         625
      Fidelity Contrafund                              1,564       1,021
      Fidelity Ginnie Mae Fund                           324         229
      CoreStates Financial Corp. Common Stock             23          24
      GM Unitized Stock Fund                           3,471       2,791
      Fidelity Small Cap Stock Fund                      325
      Fidelity OTC Portfolio                             316
      Fidelity Puritan Fund                              230
      Fidelity Freedom Income Fund                         7
      Fidelity Freedom 2000 Fund                           7
      Fidelity Freedom 2010 Fund                          34
      Fidelity Freedom 2020 Fund                          44
      Fidelity Freedom 2030 Fund                          47
      Raytheon Stock Fund                              3,425



THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

      The number of units credited to participants, including non-vested, and the net asset value (NAV) of each unit at December 31, 1997 and 1996 are as follows:

                                         1997                1996
                                  Number     NAV Per     Number   NAV Per
                                 of Units     Unit      of Units   Unit
                                 --------    -------    --------  -------

      Investment

      Fidelity Managed Income
         Fund                   17,561,281   $1.000    18,548,685  $1.000

      Fidelity Growth & Income
         Fund                      684,829   38.100       560,873  30.730

      Fidelity Overseas Fund        63,624   32.540        35,470  30.840

      Fidelity Asset Manager
         Fund                      455,497   18.350       380,277  16.470

      Fidelity Magellan Fund       113,784   95.270        86,220  80.650

      Fidelity Retirement Gov't
         Money Market Fund       3,024,042    1.000     2,060,612   1.000

      Fidelity Contrafund          215,549   46.630       143,198  42.150

      Fidelity Ginnie Mae Fund      98,770   10.890        43,607  10.700

      CoreStates Financial Corp.
         Common Stock               22,718   80.500        24,718  51.875

      GM Unitized Stock Fund     1,705,018   12.750     1,530,258  11.370

      Fidelity Small Cap Stock
          Fund                      67,460   15.930        -          -

      Fidelity OTC Portfolio        28,783   33.450        -          -

      Fidelity Puritan Fund         31,100   19.380        -           -

      Fidelity Freedom Income
      Fund                              503   10.620       -           -

      Fidelity Freedom 2000 Fund      2,721  11.240        -           -

      Fidelity Freedom 2010 Fund     12,656  11.690        -           -

      Fidelity Freedom 2020 Fund     21,437  11.930        -           -

      Fidelity Freedom 2030 Fund     27,253  11.990        -           -

      Raytheon Stock Fund           107,691  10.400       _-           -


THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

8.    LOANS RECEIVABLE FROM PARTICIPANTS

      Active participants in the Plan are generally eligible to borrow from the Plan up to the lesser of $50,000 or 50% of the participant's vested account balance. Interest on participant loans is determined by the Plan Administrator based on rates offered by commercial lenders for similar type loans. Loan repayments are in level monthly installments over a term not to exceed five years. Loans are funded through the liquidation of the participant's related investments. Repayments of principal are reinvested based upon the participant's current investment options. During the year ended December 31, 1997, there were approximately $2,485,000 and $1,575,000 of new borrowings and principal repayments, respectively. At December 31, 1997, there were 667 loans outstanding with an average balance and interest rate of $5,489 and 9.51%, respectively. At December 31, 1996, there were 611 loans outstanding with an average balance and interest rate of $4,971 and 9.54%, respectively.

      Two of the employees of the Company who serves on the Pension Committee also have an outstanding loan receivable. Loan activity for these individuals for the years ended December 31, 1997 and 1996 is as follows:

                                             1997          1996
                                             ----          ----

         New Loans                         $24,000      $12,908
         Principal Repayments               10,294        8,291
         Average Balance at December 31      8,026        4,302
         Average Rate                        9.667%       9.875%

9.    TAX STATUS

      The Plan obtained its latest determination letter on July 13, 1995 in which the Internal Revenue Service stated that the Plan, subject to the adoption of several technical amendments, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan adopted the technical amendments on August 9, 1995 to comply with the requirements noted in the letter. Therefore, no provision for income taxes has been included in the Plan's financial statements.

      Temporary employees do not normally qualify for benefits due to the expected tenure of their employment. However, from 1993 to 1996, certain temporary employees qualified for Plan benefits as a result of working in excess of 1,000 hours for the eligibility computation period. Due to an administrative error, these employees were not given the opportunity to participate in the Plan. As a result, the Company has filed for relief with the IRS under the Standardized Voluntary Compliance Resolution Procedure ("SVP") and will make contributions required to obtain relief under SVP. The Company has developed an estimate of the potential additional contributions which are not material to the Plan.

THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

10.   RELATED PARTY TRANSACTIONS

      Advisory, auditing and accounting services are paid for by the Company on behalf of the Plan. Costs for such outside services amounted to approximately $167,000 and $188,000 during the years ended December 31, 1997 and 1996, respectively. The administrative expenses relating to the funds are paid directly by the participants from the fund's assets and are factored into the net asset value.

      The Plan has  invested  in  common  stock of  General  Motors  Corporation
      ("GM"), the indirect parent of the Company. See Note 7 for certain financial information. During the years ended December 31, 1997 and 1996, the Plan had the following GM stock transactions:

                                                1997         1996
                                                ----         ----

         Total dollar amount of purchases   $6,022,831   $4,876,162
         Total dollar amount of sales        3,311,504    3,069,593


11.    SCHEDULE OF INVESTMENTS EXCEEDING 5% OF NET ASSETS

                                    Description                                 Market
      Identity of Issue             of Investment              Cost             Value

      Fidelity Management Trust Company, Inc.

         Managed Income Fund        Stable Value Fund       $17,561,281       $17,561,281
         Growth and Income Fund     Growth and Income Fund   19,168,492        26,091,988
         Asset Manager Fund         Asset Allocation Fund     7,344,233         8,358,365
         Magellan Fund              Growth Fund               9,387,590        10,840,157
         Contrafund                 Growth Fund               8,923,294        10,051,039
      General Motors Unitized
         Stock Fund                 Common Stock Fund        15,794,299        21,738,980




12.  STATEMENT OF CHANGES IN NET ASSETS BY FUND THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                         SUPPLEMENTAL INFORMATION
                                                       ----------------------------------------------------------------
                                                         FIDELITY     FIDELITY                   FIDELITY
                                                         MANAGED      GROWTH &     FIDELITY       ASSET      FIDELITY
                                                         INCOME        INCOME      OVERSEAS      MANAGER     MAGELLAN
                                             TOTAL        FUND          FUND         FUND         FUND         FUND
                                          -----------  -----------   ----------    ---------    ----------  -----------
Interest and dividends                     $5,966,572   $1,034,472   $1,160,779       $97,894      $719,781     $652,471
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net appreciation in fair value
    of investments                         10,696,223            -     4,485,669       36,279       756,637    1,317,802
                                          -----------  -----------   -----------  -----------   -----------   ----------
Contributions:
   Employee                                 9,614,224      983,608     2,579,554      411,629       781,427    1,410,965
   Employer                                 4,864,570       46,846        (6,681)      (1,477)       (1,810)      (4,474)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Total contributions                        14,478,794    1,030,454     2,572,873      410,152       779,617    1,406,491
                                          -----------  -----------   -----------  -----------   -----------   ----------
Distributions to participants              (4,858,024)  (1,138,535)   (1,303,469)     (77,136)     (260,457)    (352,246)
                                          -----------  -----------   -----------  -----------   -----------   ----------

Rollovers                                   4,169,378      348,947     1,018,674      239,035       399,031      682,010
                                          -----------  -----------   -----------  -----------   -----------   ----------
Transfers among investment options                  -   (2,262,742)      921,834      270,196      (299,411)     179,977
                                          -----------  -----------   -----------  -----------   -----------   ----------

Increase in net assets available
   for benefits during the year            30,452,943     (987,404)    8,856,360      976,420     2,095,198    3,886,505
Net assets available for benefits
   at beginning of year                    80,387,928   18,548,685    17,235,628    1,093,892     6,263,167    6,953,652
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net assets available for benefits
   at end of year                        $110,840,871  $17,561,281   $26,091,988   $2,070,312    $8,358,365  $10,840,157
                                          ===========  ===========   ===========  ===========   ===========   ==========





                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                            FOR THE YEAR ENDED DECEMBER 31, 1997 - Continued

                                                                    SUPPLEMENTAL INFORMATION
                                       --------------------------------------------------------------------------------------
                                        FIDELITY
                                        RETIREMENT                                CORESTATES                     RAYTHEON
                                        GOVERNMENT                  FIDELITY      FINANCIAL     GENERAL MOTORS   CLASS A
                                       MONEY MARKET   FIDELITY     GINNIE MAE        CORP.         UNITIZED      UNITIZED
                                          FUND       CONTRAFUND       FUND       COMMON STOCK     STOCK FUND    STOCK FUND
                                       -----------   ----------    ------------  -------------  ------------    ------------

Interest and dividends                    $127,265      $930,676        $49,370       $45,251    $   657,431           $  -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net appreciation in fair value
    of investments                               -       717,186        14,367        667,075      3,012,202       (320,276)
                                       -----------   -----------   -----------    -----------    -----------    -----------
Contributions:
   Employee                                597,257     1,620,209       156,843              -        605,924              -
   Employer                                (18,315)      (10,028)            -              -      4,859,276              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Total contributions                        578,942     1,610,181       156,843              -      5,465,200              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Distributions to participants             (267,870)     (272,026)      (15,931)       (42,740)      (820,979)             -
                                       -----------   -----------   -----------    -----------    -----------    -----------

Rollovers                                  145,042       478,825       140,582              -        131,407              -
                                       -----------   -----------   -----------    -----------    -----------    -----------

Transfers among investment options         381,031       550,409       263,789       (123,270)_   (4,105,319)     1,440,261
                                       -----------   -----------   -----------    -----------    -----------    -----------
Increase in net assets available
   for benefits during the year            964,410     4,015,251       609,020        546,316      4,339,942      1,119,985
Net assets available for benefits
   at beginning of year                  2,060,612     6,035,788       466,590      1,293,875     17,399,038              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net assets available for benefits
   at end of year                       $3,025,022   $10,051,039    $1,075,610     $1,840,191    $21,738,980     $1,119,985
                                       ===========   ===========   ===========    ===========    ===========    ===========




                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                            FOR THE YEAR ENDED DECEMBER 31, 1997 - Continued

                                                                    SUPPLEMENTAL INFORMATION
                                       --------------------------------------------------------------------------------------
                                       FIDELITY       FIDELITY       FIDELITY     FIDELITY       FIDELITY       FIDELITY
                                       SMALL CAP        OTC          PURITAN       FREEDOM       FREEDOM        FREEDOM
                                       STOCK FUND    PORTFOLIO         FUND      INCOME FUND     2000 FUND      2010 FUND
                                       -----------   ----------    ------------  -------------  ------------    ------------

Interest and dividends                     $68,085       $59,376       $43,636            $85         $1,000         $5,011
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net appreciation in fair value
    of investments                          42,224       (57,364)       34,507            (46)           248         (1,831)
                                       -----------   -----------   -----------    -----------    -----------    -----------
Contributions:
   Employee                                143,215       153,737        85,525            704          6,850         22,038
   Employer                                  1,233             -             -              -             -               -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Total contributions                        144,448       153,737        85,525            704          6,850         22,038
                                       -----------   -----------   -----------    -----------    -----------    -----------
Distributions to participants              (11,581)       (4,321)       (4,876)             -              -              -
                                       -----------   -----------   -----------    -----------    -----------    -----------

Rollovers                                  205,463       145,590        71,863          1,530              -         16,096
                                       -----------   -----------   -----------    -----------    -----------    -----------
Transfers among investment options
                                           625,994       665,786       372,055          3,066         22,486        106,636
                                       -----------   -----------   -----------    -----------    -----------    -----------
Increase in net assets available
   for benefits during the year          1,074,633       962,804       602,710          5,339         30,584        147,950
Net assets available for benefits
   at beginning of year                          -             -             -              -              -              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net assets available for benefits
   at end of year                       $1,074,633      $962,804      $602,710         $5,339        $30,584        147,950
                                       ===========   ===========   ===========    ===========    ===========    ===========




                         THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          FOR THE YEAR ENDED DECEMBER 31, 1997 - Concluded

                                               SUPPLEMENTAL INFORMATION
                                       ---------------------------------------
                                        FIDELITY      FIDELITY
                                         FREEDOM       FREEDOM        LOAN
                                        2020 FUND     2030 FUND       FUND
                                       -----------   ----------    -----------

Interest and dividends                      $8,692       $10,544     $294,753
                                       -----------   -----------    ---------
Net appreciation in fair value
    of investments                          (4,314)       (4,142)           -
                                       -----------   -----------    ---------
Contributions:
   Employee                                 23,824        30,915            -
   Employer                                      -             -            -
                                       -----------   -----------    ---------
Total contributions                         23,824        30,915            -
                                       -----------   -----------    ---------
Distributions to participants                    -          (111)    (285,746)
                                       -----------   -----------    ---------

Rollovers                                        -       145,283            -
                                       -----------   -----------    ---------

   Transfers among investment options      227,547       144,277      615,398
                                       -----------   -----------    ---------
Increase in net assets available
   for benefits during the year            255,749       326,766      624,405
Net assets available for benefits
   at beginning of year                          -             -    3,037,001
                                       -----------   -----------    ---------
Net assets available for benefits
   at end of year                         $255,749      $326,766   $3,661,406
                                       ===========   ===========    =========




































                                                         - 18 -

                                          THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                  FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                         SUPPLEMENTAL INFORMATION
                                                       ----------------------------------------------------------------
                                                         FIDELITY     FIDELITY                   FIDELITY
                                                         MANAGED      GROWTH &     FIDELITY       ASSET      FIDELITY
                                                         INCOME        INCOME      OVERSEAS      MANAGER     MAGELLAN
                                             TOTAL        FUND          FUND         FUND         FUND         FUND
                                          -----------  -----------   ----------    ---------    ----------  -----------
Interest and dividends                   $  4,223,286 $  1,044,813  $    792,385   $   64,507   $   484,971  $ 1,027,906
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net appreciation in fair value
    of investments                          4,023,071            -     1,803,807       23,893       204,658     (299,548)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Contributions:
   Employee                                 6,304,630    1,015,081     1,560,395      164,605       631,597    1,119,393
   Employer                                 3,573,767      (17,495)       (9,391)           -        (2,876)      (7,442)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Total contributions                         9,878,397      997,586     1,551,004      164,605       628,721    1,111,951
                                          -----------  -----------   -----------  -----------   -----------   ----------
Distributions to participants (Note 5)     (3,599,915)    (986,199)     (727,204)     (20,055)     (176,171)    (298,601)
                                          -----------  -----------   -----------  -----------   -----------   ----------
Rollovers                                   1,817,332      128,657       342,672      178,035       157,211      439,946
                                          -----------  -----------   -----------  -----------   -----------   ----------
Transfers among investment options                  -   (1,085,475)    2,065,353      402,206      (308,717)    (790,519)
                                          -----------  -----------   -----------  -----------   -----------   ----------

Increase in net assets available
   for benefits during the year            16,342,171       99,382     5,828,017      813,191       918,673    1,191,135
Net assets available for benefits
   at beginning of year                    64,045,757   18,449,303    11,407,611      280,701     5,344,494    5,762,517
                                          -----------  -----------   -----------  -----------   -----------   ----------
Net assets available for benefits
   at end of year                        $ 80,387,928 $ 18,548,685  $ 17,235,628 $  1,093,892  $  6,263,167 $  6,953,652
                                          ===========  ===========   ===========  ===========   ===========   ==========




              THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEAR ENDED DECEMBER 31, 1996 - Concluded

                                                                    SUPPLEMENTAL INFORMATION
                                       --------------------------------------------------------------------------------------
                                        FIDELITY
                                        RETIREMENT                                CORESTATES
                                        GOVERNMENT                  FIDELITY      FINANCIAL     GENERAL MOTORS
                                       MONEY MARKET   FIDELITY     GINNIE MAE        CORP.         UNITIZED         LOAN
                                          FUND       CONTRAFUND       FUND       COMMON STOCK     STOCK FUND        FUND
                                       -----------   ----------    ------------  -------------  ------------    ------------

Interest and dividends                  $   93,335    $  413,148    $   27,168     $   44,353     $       35     $  230,665
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net appreciation in fair value
    of investments                               -       488,824        (6,881)       359,941      1,448,377              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Contributions:
   Employee                                434,309       828,750       100,140              -        450,360              -
   Employer                                 (1,586)       (2,441)       (3,704)             -      3,618,702              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Total contributions                        432,723       826,309        96,436              -      4,069,062              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Distributions to participants             (149,188)     (181,782)      (35,095)       (59,305)      (792,465)      (173,850)
                                       -----------   -----------   -----------    -----------    -----------    -----------
Rollovers (Note 1)                         152,945       284,119        69,850              -         63,897              -
                                       -----------   -----------   -----------    -----------    -----------    -----------
Transfers among investment options
   (Note 8)                                    456     1,366,038       (86,007)       (52,075)    (2,089,899)       650,639
                                       -----------   -----------   -----------    -----------    -----------    -----------
Increase in net assets available
   for benefits during the year            530,271     3,196,656        65,471        292,914      2,699,007        707,454
Net assets available for benefits
   at beginning of year                  1,530,341     2,839,132       401,119      1,000,961     14,700,031      2,329,547
                                       -----------   -----------   -----------    -----------    -----------    -----------
Net assets available for benefits
   at end of year                     $  2,060,612  $  6,035,788   $   466,590    $ 1,293,875    $17,399,038    $ 3,037,001
                                       ===========   ===========   ===========    ===========    ===========    ===========




              THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

            Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997
                                                                                                  Current
  Identity of Issue                       Description                                  Cost        Value
---------------------------------------   ---------------------------------------   ----------- -----------
                                          Participant Loans (Interest rates from
                                            7.25% to 10.25%)                      $ 3,661,406  $ 3,661,406
Fidelity Management Trust Company, Inc.
Manager Income Fund (2)                   Stable Value Fund                        17,561,281    17,561,281

Fidelity Management Trust Company, Inc.
Growth and Income Fund (2)                Growth & Income Fund                     19,168,492    26,091,988

Fidelity Management Trust Company, Inc.
Overseas Fund                             International Growth Fund                 2,038,552     2,070,312

Fidelity Management Trust Company, Inc.
Asset Manager Fund (2)                    Asset Allocation Fund                     7,344,233     8,358,365

Fidelity Management Trust Company, Inc.
Magellan Fund (2)                         Growth Fund                               9,387,590    10,840,157

Fidelity Management Trust Company, Inc.
Retirement Government Money Market Fund   Money Market Fund                         3,025,022     3,025,022

Fidelity Management Trust Company, Inc.
Contrafund (2)                            Growth Fund                               8,923,294    10,051,039

Fidelity Management Trust Company, Inc.
Ginnie Mae Fund                           Income Fund                               1,055,939     1,075,610

Fidelity Management Trust Company, Inc.
General Motors Unitized Stock Fund (1)(2) Common Stock Fund                        15,794,299    21,738,980

Raytheon Corp.
Raytheon Class A Common Stock Fund (1)    Common Stock Fund                         1,062,618     1,119,985

Fidelity Management Trust Company, Inc.
Small Cap Stock Fund                      Growth Fund                               1,037,484     1,074,633

Fidelity Management Trust Company, Inc.
OTC Portfolio                             Growth Fund                               1,016,361       962,804



      THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                           Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
                                DECEMBER 31, 1997
                                                                                                  Current
  Identity of Issue                       Description                                  Cost        Value
---------------------------------------   ---------------------------------------   ----------- -----------


Fidelity Management Trust Company, Inc.
Puritan Fund                              Balanced Fund                               581,941       602,710

Fidelity Management Trust Company, Inc.
Freedom Income Fund                       Asset Allocation                              5,384         5,339

Freedom 2000 Fund                         Asset Allocation                             30,550        30,584

Freedom 2010 Fund                         Asset Allocation                            150,563       147,950

Freedom 2020 Fund                         Asset Allocation                            260,055       255,749

Freedom 2030 Fund                         Asset Allocation                            330,894       326,766

Corestates Financial Corp.
Common Stock                              Common Stock                                332,826     1,828,832
                                                                                   ----------    ----------
                                          TOTAL                                  $ 92,768,784  $110,829,512
                                                                                   ==========    ==========
(1) Party-in-interest
(2) Individual investment represents 5% or more of the Plan's net assets.





                                        THE GMAC MORTGAGE CORPORATION SAVINGS INCENTIVE PLAN

                                            Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                                                FOR THE YEAR ENDED DECEMBER 31, 1997


                                                      Total                   Total                   Market
                                          Total       Dollar      Total       Dollar      Historical  Value at
                                          Number of   Value of    Number of   Value of    Cost        Date of     Net Gain
Identity of Party      Description        Purchases   Purchases   Sales       Sales       of Asset    Transaction or (Loss)
--------------------   ------------------ ---------   ---------   --------    ---------   ----------  ----------- ---------

                                                   SERIES REPORTABLE TRANSACTIONS


Fidelity Mgmt. Trust
  Company. Inc.        Managed Income Fund     224    4,696,743          -            -           -           -          -
Fidelity Mgmt. Trust
  Company. Inc.        Managed Income Fund       -            -        220    5,684,147   5,684,147   5,684,147          -
Fidelity Mgmt. Trust
  Company. Inc.        Growth & Income Fund    246    8,215,949          -            -           -           -          -
Fidelity Mgmt. Trust
  Company. Inc.        Magellan Fund           245    4,347,016          -            -           -           -          -
Fidelity Mgmt. Trust
  Company. Inc.        Contrafund              237    4,961,600          -            -           -           -          -
General Motors Corp.   General Motors Unitized
                         Stock Fund            245    7,369,750          -            -           -           -          -
General Motors Corp.   General Motors Unitized   -            -        231    5,259,179   4,282,962   5,259,179    976,179
                         Stock Fund


